SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST

NEW YORK 10001-8602

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

February 22, 2023

BY EMAIL AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chen Chen

Christine Dietz

Re:	Duck Creek Technologies, Inc.

Form 10-K for the fiscal year ended August 31, 2022, filed October 28, 2022

Form 10-Q for the quarter ended November 30, 2022, filed January 9, 2023

File No. 001-39449

Ladies and Gentlemen:

On behalf of our client, Duck Creek Technologies, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 15, 2023 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended August 31, 2022 (the “Annual Report”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 1 to the Annual Report (the “10-K Amendment”) and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2022 (the “10-Q Amendment”), each in response to the Staff’s comments.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended August 31, 2022

Exhibits

1.

The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendment should include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosure and your audited financial statements. Refer to Question 246.13 of the Regulation S-K C&DIs. The Section 302 certifications included in your Form 10-Q for the quarter ended November 30, 2022 should be similarly revised.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company has filed the 10-K Amendment and 10-Q Amendment to include updated Section 302 certifications (as required pursuant to Item 601(b)(31) of Regulation S-K). In accordance with 246.13 of the Securities and Exchange Commission’s Compliance and Discussion Interpretations on Regulation S-K and the Staff’s comment, the 10-K Amendment included Item 8. Financial Statements and Supplementary Data, Item 9A. Controls and Procedures and the Sections 302 and 906 certifications.

Should any member of the Staff have any questions or comments concerning this filing, the 10-K Amendment or the 10-Q Amendment, please do not hesitate to contact the undersigned at (212) 735-3259.

Sincerely,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc:	Christopher Stone, General Counsel and Secretary, Duck Creek Technologies, Inc.

Kevin Rhodes, Chief Financial Officer, Duck Creek Technologies, Inc.